SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                                 AMENDMENT NO. 1

                            Sonics & Materials, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $0.03
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                         (Title of Class of Securities)

                                   83546610300
         --------------------------------------------------------------
                                 (CUSIP Number)


                               J. Michael Goodson
                            Scotch Road, PO Box 7266
                            Trenton, New Jersey 08628
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 11, 2002
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 83546610300                                         Page 2 of 8
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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        The Crest Group, Incorporated
        22-3683681
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        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (A) [ ]
                                                                (B) [ ]
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        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware, U.S.A.

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                                SOLE VOTING POWER
                        7
      NUMBER OF                 300,012

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                0
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 300,012

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          300,012
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions) [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          8.5%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
14
          CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83546610300                                         Page 3 of 8
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--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        J. Michael Goodson
--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (A) [ ]
                                                                (B) [ ]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
4
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       USA

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 300,012

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                0
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 300,012

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                0
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          300,012
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12        (See Instructions) [ ]

--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          8.5%
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
14
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 83546610300                                         Page 4 of 8
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ITEM 1.     SECURITY AND ISSUER.

            This Amendment No. 1 to Schedule 13D amends and supplements the
Schedule 13D dated October 13, 2000 which was filed with the Securities and Exchange Commission ("SEC") on October 27, 2000. This Amendment No. 1 reflects the transaction described in Item 5 below, as it relates to the Reporting Persons.

            This statement relates to shares of common stock, $0.03 par value per share (the "Common Stock"), of Sonics & Materials, Inc. (the "Corporation"). On June 11, 2002, the beneficial ownership of the Common Stock held by the Reporting Persons (as defined below) exceeded 5% of the outstanding Common Stock of the Corporation and, therefore, the Reporting Persons are filing this
Schedule 13D pursuant to Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act").

            The Corporation's principal executive office is located at 53 Church Hill Road, Newton, Connecticut 06470.

            The name, residence or business address and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of Crest is set forth in Appendix 1 attached hereto.


ITEM 2.     IDENTITY AND BACKGROUND.

            (a) This statement is being filed by The Crest Group, Incorporated ("Crest"), a corporation organized and existing under the laws of Delaware. Crest is engaged in the business of manufacturing and selling ultrasonic cleaning and plastic welding systems and chemistries. The business address of Crest is Scotch Road, P.O. Box 7266, Trenton, New Jersey 08628.

            During the past five (5) years, Crest has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the past five (5) years, Crest has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (b) This statement is being filed by J. Michael Goodson ("Goodson" and, together with Crest, the "Reporting Persons"), Chief Executive Officer of Crest, which has its principal business address at Scotch Road, P.O. Box 7266, Trenton, New Jersey 08628. Goodson's beneficial interest in the Common Stock arises from his control of Crest.

            During the past five (5) years, Goodson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            During the past five (5) years, Goodson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 83546610300                                         Page 5 of 8
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            Goodson is a citizen of the United States.

            (c) To the best knowledge of the Reporting Persons, each individual listed in Appendix 1 hereto is a United States citizen and, during the last five
(5) years, none of the individuals listed in Appendix 1 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The net investment cost (excluding commissions) of the shares of Common Stock beneficially owned by the Reporting Persons was $274,063.55. The source of funds for this consideration was Crest's working capital.


ITEM 4.     PURPOSE OF TRANSACTION.

            In the past, Crest has made informal proposals to the majority stockholder of the Corporation to merge with the Corporation and/or acquire all of the issued and outstanding shares of the Corporation's Common Stock. These proposals have all been rejected. There are no current plans to make a new proposal.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            (a) According to the Corporation's Quarterly Report on Form 10-QSB for Quarter ended March 31, 2002, as of May 14, 2002, the Corporation had issued and outstanding 3,520,100 shares of Common Stock. The Reporting Persons are the beneficial owners of 237,500 shares of Common Stock, or 8.5% of the issued and outstanding Common Stock.

            (b) The Reporting Persons have the sole power to vote, or to direct the vote of, 300,012 shares of Common Stock and the sole power to dispose of, or to direct the disposition of, 300,012 shares of Common Stock.

            (c) The trading dates, number of shares purchased or sold and the price paid per share by the Reporting Persons during the past 60 days or since the most recent filing on Schedule 13D are set forth below. All such transactions were open market transactions and were effected on the OTC Bulletin Board. No other transactions were effected by the Reporting Persons during such period.

CUSIP No. 83546610300                                         Page 6 of 8
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            TRADE DATE         BOUGHT (SOLD)                PRICE
            ----------         -------------                -----

               11/14/00              7,500             $    7,503.50
               12/18/00             15,000             $    9,378.50
               12/26/00              5,000             $    2,753.50
               4/11/01               5,000             $    2,502.00
               4/17/01               7,500             $    3,752.00
               11/6/01               7,500             $    3,750.00
               5/10/02              14,012             $    7,361.55
                6/3/02               1,000             $      500.00

            Total Shares Owned To Date: 300,012


            (d) Not applicable.

            (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            None.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            None.

CUSIP No. 83546610300                                         Page 7 of 8
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SIGNATURES.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       June 11, 2002


                                       THE CREST GROUP, INCORPORATED



                                       By:/s/  J. Michael Goodson
                                          ----------------------------------
                                          Name:  J. Michael Goodson
                                          Title:  Chief Executive Officer




                                       By: /s/ J. Michael Goodson
                                           --------------------------------
                                          Name:  J. Michael Goodson

CUSIP No. 83546610300                                         Page 8 of 8
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                                   Appendix 1


Name: J. Michael Goodson
Title: President, Chief Executive Officer and Director
The Crest Group, Incorporated, Scotch Road, P.O. Box 7266, Trenton, New Jersey 08628
Principal Occupation: President, Chief Executive Officer and Director of The Crest Group, Incorporated
Citizenship:  United States

Name: Leon Linebarger
Title: Director
The Crest Group, Incorporated, Scotch Road, P.O. Box 7266, Trenton, New Jersey 08628
Principal Occupation:  Retired
Citizenship:  United States

Name: William Owens
Title: Director
The Crest Group, Incorporated, Scotch Road, P.O. Box 7266, Trenton, New Jersey 08628
Principal Occupation:  Management Consultant
Citizenship:  United States

Name: Michele Graves
Title: Vice President and Secretary
The Crest Group, Incorporated, Scotch Road, P.O. Box 7266, Trenton, New Jersey 08628
Principal Occupation: Vice President and Secretary of The Crest Group, Incorporated
Citizenship:  United States